UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

To

[B]³ – Brasil, Bolsa, Balcão.

Listing Oversight and Issuer Supervision

Attn. Mrs. Ana Lucia Pereira

Ref.: Official Letter 589/2024-SLE of August 19, 2024

Banco Bradesco S.A. (“Bradesco” or “Bank”) hereby sets forth its clarifications regarding the aforementioned Official Letter (“Ofício 589/2024-SLE”), transcribed below, which refers to the atypical fluctuation concerning the securities of its issue.

“Given the latest fluctuations seen with the securities issued by this company, including the number of trades and the amount traded, as shown below, we hereby request that you present any fact of which you are aware of that could justify this by 8/20/2024.

Shares ON
Prices (R$ per action)
Date	Opening	Low	High	Average	Last	Fluc. %	No. neg.	Quantity	Volume (R$)
08/06/2024	12.41	12.34	12.78	12.62	12.69	3.42	31,064	18,423,000	232,505,879.00
08/07/2024	12.79	12.52	13.04	12.69	12.66	-0.24	15,138	8,685,500	110,251,174.00
08/08/2024	12.72	12.63	12.87	12.76	12.78	0.95	11,335	6,223,100	79,432,520.00
08/09/2024	12.87	12.77	13.12	12.98	13.03	1.96	14,862	6,346,800	82,378,266.00
08/12/2024	13.06	13.05	13.19	13.15	13.16	1.00	9,958	4,522,000	59,473,753.00
08/13/2024	13.20	13.16	13.40	13.34	13.31	1.14	15,682	5,748,300	76,663,805.00
08/14/2024	13.29	13.27	13.54	13.44	13.39	0.60	16,292	7,560,100	101,616,448.00
08/15/2024	13.40	13.38	13.62	13.55	13.56	1.27	10,298	4,187,600	56,733,695.00
08/16/2024	13.65	13.26	13.72	13.41	13.34	-1.62	12,473	7,573,100	101,527,371.00
08/19/2024*	13.47	13.47	14.17	13.99	14.11	5.77	23,261	17,391,400	243,338,423.00

*Updated to 4:49 pm.

Clarification:

In reference to Official Letter 589/2024-SLE, the Bank hereby clarifies that it is not aware of any material fact or non-public information that could justify the aforementioned fluctuations.

Bradesco reiterates its commitment to keep its shareholders and the market as a whole, under the terms of the applicable regulations, apprised of any material act or fact related to Investor Relations.

The Bank remains at your disposal for any further required clarifications.

Cidade de Deus, Osasco, SP, August 20, 2024

André Costa Carvalho

Investor Relations Officers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 20, 2024

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.